Exhibit 99.CODE ETH

Cashmere Fund
Exhibit 19(a)(1) to Form N-CSR

Sarbanes-Oxley Code of Ethics for Chief Executive and Senior Financial Officers

The Sweater Cashmere Fund (the “Fund”) is committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Fund’s Principal Executive Officer, Principal Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide such individuals in the performance of their duties.

As a Senior Officer, you must comply with applicable law. You also have a responsibility to conduct yourself in an honest and ethical manner; and you have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The Code of Ethics of the Fund pursuant to Rule 17j-1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Code of Ethics”), which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of all of us in our business as registered investment companies.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Violations” Thereafter, each Covered Officer, on an annual basis, must affirm to the Board that he/she has complied with the requirements of this Code.

Reporting and Accountability

All Covered Officers will be held accountable for adherence to the Code. Each Covered Officer must, upon the Trust’s adoption of this Code (or thereafter as applicable, upon becoming a Covered Officer), affirm in writing to the Board that he/she has received, read and understands this Code by signing the Acknowledgement Form attached hereto as Appendix A. Thereafter, each Covered Officer, on an annual basis, must affirm to the Board that he/she has complied with the requirements of this Code.

Conflicts of Interest

Senior Officers are expected to dedicate their best efforts to advancing the Fund’s interests and to use objective and unbiased standards when making decisions that affect the Fund, keeping in mind that you are subject to inherent conflicts of interest because certain officers are also officers of Sweater Venture, LLC (the “Adviser”) as well as the Fund. Your obligation to conduct the Fund’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. A conflict of interest for the purpose of this Code of Ethics occurs when your private interests interfere in any way, or even appear to interfere, with the interests of the Fund. The 1940 Act Code of Ethics, the Adviser’s and the Fund’s allocation procedures and the other policies of the Fund are designed to ensure the ethical handling of such conflicts. As a result, it is incumbent on you to be familiar with the 1940 Act Code of Ethics, the Adviser’s and Fund’s allocations procedures and other rules and regulations under the 1940 Act as well as the policies of the Fund. When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where you are receiving a personal benefit, you should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Fund’s or the Adviser’s other applicable policies and procedures. If you are in doubt as to the application or interpretation of any of these, you should make full disclosure of all facts and circumstances and obtain the prior written approval of the Secretary of the Fund.

Disclosures

It is the policy of the Fund to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission (“SEC”) and in all other public communications made by the Fund. As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by the Fund’s standards, policies and procedures designed to promote compliance with this Code of Ethics.

Violations

If you know of or suspect a violation of applicable laws, regulations, policies, procedures or this Code of Ethics, you must immediately report that information to the Chairman of the Audit Committee of the Fund verbally, in writing or by other means necessary. No one will be subject to retaliation when making any such report in good faith report of an actual or suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Trustees shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

Any waiver of this Code, including an implicit waiver, granted to a Senior Officer may be made only by the Board of Trustees or a committee of the Board to which such responsibility has been delegated, and must be disclosed by the Fund in the manner prescribed by law.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Fund’s Senior Officers in the conduct of the Fund’s business. It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder or any other person or entity.